SO
12/8/03



03051581

VP 12-4-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAIL PROCESSING RECEIVED NOV 26 2003 WASH., D.C. SECTION

SEC FILE NUMBER
8-39523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Weil Company
DBA: Christopher Weil & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 High Bluff Drive, Suite 180
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Gordon 858-704-1444 x 110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plat, Roschke & Wall, CPAs
(Name – *if individual, state last, first, middle name*)

23622 Calabasas Road, #107, Calabasas, CA 91302
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DR 12-10

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John V. Weils, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Weil Company DBA Christopher Weil & Company, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


F. MAHMOUDI
Commission # 1444024
Notary Public - California
San Diego County
My Comm. Expires Oct 19, 2007

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORIGINAL


SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH., D.C.
158
SECTION

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT

For the year ended
September 30, 2003

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT
For the year ended September 30, 2003

TABLE OF CONTENTS


PLAT
ROSCHKE
& WALL

INDEPENDENT AUDITORS' REPORT

Henri Plat (Retired)
Andrea L. Roschke, CPA
Kimberly A. Wall, CPA

Certified Public Accountants
A Professional Corporation
23622 Calabasas Rd. #107
Calabasas, CA 91302
Tel 818.222.0707
Fax 818.222.0727

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation), as of September 30, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Weil Company d.b.a. Christopher Weil & Company, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plat, Roschke & Wall

October 16, 2003

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2003

ASSETS

CURRENT ASSETS	
Cash and equivalents (Note 1)	$ 185,233
Commissions receivable	10,019
Investments (Notes 1 and 3)	49,910
Prepaid and other current assets	28,066
Total Current Assets	273,228
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation (Note 2)	11,451
RESTRICTED CASH (Note 1)	100,788
OTHER ASSETS	
Deposits	6,181
Deferred income taxes (Note 8)	5,900
Total Other Assets	12,081
TOTAL ASSETS	$ 397,548

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 6,919
Payroll and payroll taxes payable	123,220
Income taxes payable	3,194
Total Current Liabilities	133,333
LONG-TERM DEBT (Notes 4 and 5)	100,875
Total Liabilities	234,208
COMMITMENTS AND CONTINGENCIES (Note 6)	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000,000 shares authorized; 16,000 issued and outstanding	16,000
Retained earnings	181,330
Cumulative other comprehensive loss	(33,990)
Total Stockholder's Equity	163,340
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 397,548

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF OPERATIONS
For the year ended September 30, 2003

INCOME	
Commissions, due diligence, and administrative fees	$ 1,383,067
OPERATING EXPENSES	1,460,103
LOSS FROM OPERATIONS	(77,036)
OTHER INCOME / (EXPENSE)	
Interest income	113,292
Loss on abandonment of fixed assets	(2,230)
Total Other Income / (Expense)	111,062
INCOME BEFORE TAXES ON INCOME	34,026
Taxes on Income	
Current	9,994
Deferred	(3,500)
Total Taxes on Income	6,494
NET INCOME	27,532
OTHER COMPREHENSIVE LOSS	
Unrealized loss on securities	(12,228)
COMPREHENSIVE INCOME	$ 15,304

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended September 30, 2003

	Common Stock		Cumulative Other Comprehensive	Retained	
	Shares	Amount	Income(Loss)	Earnings	Total
Balance, October 1, 2002	16,000	$16,000	$ (21,762)	$ 153,798	$ 148,036
Net income, year ended September 30, 2003				27,532	27,532
Unrealized loss on securities, year ended September 30, 2003			(12,228)		(12,228)
BALANCE, SEPTEMBER 30, 2003	16,000	$16,000	$ (33,990)	$ 181,330	$ 163,340

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the year ended September 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 27,532
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on abandonment of fixed assets	2,230
Depreciation and amortization	6,067
Changes in assets and liabilities:	
Decrease in commissions receivable	471
Increase in prepayments and other current assets	(12,215)
Decrease in collateral on subordinated note	180
Increase in deposits	(2,365)
Increase in accounts payable	3,013
Increase in payroll and payroll taxes payable	29,057
Decrease in income taxes payable	(976)
Increase in deferred income taxes	(3,500)
Decrease in due to officer	(968)
Net cash from operating activities	48,526
CASH FLOWS FROM INVESTING ACTIVITIES:	
Property and equipment purchased	(1,845)
Net cash to investing activities	(1,845)
Net increase in cash and equivalents	46,681
Cash and equivalents, October 1, 2002	138,552
CASH AND EQUIVALENTS, SEPTEMBER 30, 2003	$ 185,233

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
For the year ended September 30, 2003

The Weil Company d.b.a. Christopher Weil & Company, Inc. (a California Corporation) (the "Company") was formed on March 4, 1988 and was acquired by the current owners on January 17, 1990. The Company is a fully disclosed general securities broker-dealer, and provides investment advisory services.

The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on May 5, 1988. The Company is a member of the National Association of Securities Dealers, Inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation:

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally as follows:

Office equipment	7 years
Computer equipment	5 years

Repairs, maintenance and minor replacements are charged to expense as incurred.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash:

Restricted cash collateralizes the Company's subordinated note payable to the shareholder, and serves as the required balance at the Company's clearing firm.

Deferred taxes on income:

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal sources of timing differences are the use of the straight line method of depreciation for financial reporting purposes and the declining balance method for tax reporting purposes, and the reporting of securities available for sale at their fair market value for financial reporting purposes and at their historical cost basis for tax reporting purposes.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs:

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. Advertising expense for the year ended September 30, 2003 was $0.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of credit risk:
The Company maintains a cash balance at the bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company also maintains accounts with a stock brokerage firm. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

The Company is a general securities broker-dealer that also provides investment advisory services for clients most of whom are located in the United States. As such, the Company is susceptible to credit risk from customers in that region. The Company does not obtain security from its clients in support of commissions receivable. At September 30, 2003, the aggregate carrying value of commissions receivable from customers in the United States was $10,019, which represents the maximum loss the Company could incur in the event that all such receivables were uncollected.

Concentration in Revenue:
For the year ended September 30, 2003, approximately 71% of the Company's revenue is derived from their fees on the clients' managed account portfolios.

Fair Value of Financial Instruments:
The Company's financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition:
The Company's revenues are principally derived from an agreed upon percentage of each client's managed account portfolio. Revenues are recognized as they are earned.

Investments

The Company's security investments are classified as available-for-sale, and are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income.

NOTE 2: PROPERTY AND EQUIPMENT

As of September 30, 2003 property and equipment consisted of the following:

Office equipment	$ 17,218
Computer equipment	28,904
	46,122
Less: accumulated depreciation	(34,671)
	$ 11,451

NOTE 3: INVESTMENTS

Investments in securities are summarized as follows at September 30, 2003:

	Gross Unrealized Loss	Fair Value
Available for sale securities:		
Stock and warrants	$33,990	$49,910

A change in net unrealized holding loss on securities available for sale of $12,228 was subtracted from stockholder's equity for the year ended September 30, 2003.

NOTE 4: SHORT-TERM DEBT EXPECTED TO BE REFINANCED

The note, subordinated to a related party, is payable in full in January, 2004. Both the Company and the related party intend to renew the note for a term of two additional years. Accordingly the balance of the note, $100,875, has been classified as long-term at September 30, 2003.

NOTE 5: LONG TERM DEBT

Note, subordinated, related party, secured by cash, payable in full January, 2004, interest payable quarterly at 7% per annum.

Balance at September 30, 2003	$ 75,000
Additional amount due to officer for excess collateral and earnings on collateral	25,875
	$ 100,875

Maturities of long term debt during the succeeding year is $100,875 (2004).

Total interest expense for the year ended September 30, 2003 amounted to $5,622.

NOTE 6: COMMITMENTS AND CONTINGENCIES

(a) The Company is required by the Securities and Exchange Commission and National Association of Securities Dealers to maintain a minimum net capital balance of $50,000. At September 30, 2003, the Company's net capital balance was $143,911.

(b) Pursuant to the Securities and Exchange Commission Rule 15c3-1(a)(2) the Company shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. At September 30, 2003, the percentage was 92.65%.

NOTE 6: COMMITMENTS AND CONTINGENCIES (Continued)

(c) The Company's clearing account for purchases and sales of securities is held at Bear Stearns. Bear Stearns requires the "deposit account" to have cash, securities, or a combination of both to have a market value of $100,000 or more at all times. At September 30, 2003, the balance in this account was $100,788.

(d) The Company's lease for office space expires in September 2005. The minimum annual rental payments are $56,108 (2004) and $58,352 (2005).

(e) The Company's lease for office equipment expires in October, 2004. The minimum annual rental payments are based upon measured usage of the machine.

NOTE 7: RELATED PARTIES

The Company leases equipment and the use of a customer list from The Weil Family Trust under operating leases that expire in May, 2004. The leases are renewable. Minimal annual rental payments on the equipment and customer list leases are $5,001 (2004) and $9,555 (2004) respectively. Several family members of The Weil Family Trust have provided service to the Company and have been paid accordingly. The Company provides administrative services to two other companies under common control.

For the year ended September 30, 2003, transactions with related parties were as follows:

Administrative fees received from related parties	$ 160,515
Equipment, customer list leases and interest paid to The Weil Family Trust	$ 30,474

As of September 30, 2003, amounts due to/from related parties were as follows:

Note payable, subordinated, to The Weil Family Trust	$ 100,875

NOTE 8: DEFERRED INCOME TAX

The deferred tax asset and deferred tax liability are comprised of the following at September 30, 2003:

Deferred tax asset:	
Unrealized loss on investments	$ 8,100
Deferred tax liability:	
Depreciation differences	(2,200)
Net deferred tax asset	$ 5,900

NOTE 9: SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

As supplemental information to the statement of cash flows, the Company made the following cash payments:

Income taxes	$ 10,970
Interest	$ 5,622

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF OPERATING EXPENSES
For the year ended September 30, 2003

Accounting and legal	$ 15,837
Auto expense	2,150
Charitable contributions	2,050
Clearing fees	162,127
Commission expense	34,589
Computer research time and expenses	41,930
Consulting	25,065
Depreciation	6,067
Dues and subscriptions	5,022
Education and training	2,362
Entertainment and promotion	14,935
Employee relations	9,170
Equipment leasing	26,591
Fees, dues and assessments	11,935
Insurance expense	39,919
Interest expense	5,622
Moving expense	12,128
Janitorial services	1,032
Office expense	21,889
Officer's salary	122,400
Office salaries and commissions	719,308
Payroll taxes	50,942
Postage and delivery	12,203
Rent	48,140
Special projects	1,818
Sundry	3,387
Telephone	22,859
Trading errors	19,656
Travel	13,184
Utilities	5,786
TOTAL OPERATING EXPENSES	$ 1,460,103

See independent auditors' report



Henri Plat (Retired)
Andrea L. Roschke, CPA
Kimberly A. Wall, CPA

Certified Public Accountants
A Professional Corporation

23622 Calabasas Rd. #107
Calabasas, CA 91302
Tel 818.222.0707
Fax 818.222.0727

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying financial statements of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation) as of and for the year ended September 30, 2003, and have issued our report thereon dated October 16, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plat, Roschke & Wall

October 16, 2003

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
September 30, 2003

The borrowings under subordination agreements at September 30, 2003 are listed below.

Liabilities pursuant to secured note collateral agreement, 7%, due January, 2004	$ 100,875
Less: haircuts required by SEC	(25,875)
Net balance	$ 75,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2003

Total ownership equity from balance sheet	$163,340
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital (net of haircuts)	75,000
Total Capital and Allowable Subordinations	238,340
Less Non-Allowable Assets:	
Commissions and other receivables	8,133
Prepaid expenses	8,854
Property and equipment, net	11,451
Deposits	6,181
Investments	49,910
Deferred income taxes	5,900
Total Non-Allowable Assets	90,429
Net Capital – Before other deductions	147,911
Other Deductions – Excess deductible on fidelity bond	(4,000)
NET CAPITAL – AFTER OTHER DEDUCTIONS	$ 143,911

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
September 30, 2003

AGGREGATE INDEBTEDNESS	
Total liabilities	$ 234,208
Less: Indebtedness secured by subordination agreement	(100,875)
AGGREGATE INDEBTEDNESS	$ 133,333
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness or $50,000 minimum requirement, whichever is greater)	$ 50,000
COMPUTATION OF EXCESS NET CAPITAL	
Net capital (see page 17)	$ 143,911
Less: total net capital requirement	(50,000)
EXCESS NET CAPITAL	$ 93,911
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	92.65%

See independent auditors' report on
accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITY AND EXCHANGE COMMISSION AND REPORT DESCRIBING ANY MATERIAL INADEQUACIES

September 30, 2003

MINIMUM NET CAPITAL REQUIRED - $50,000

The Weil Company d.b.a. Christopher Weil & Company, Inc., as a fully disclosed broker-dealer, does not hold any customers' securities or customers' cash. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is therefore exempt from the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

REPORT DESCRIBING ANY MATERIAL INADEQUACIES

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II A
September 30, 2003

	AUDITED REPORT	UNAUDITED REPORT	DIFFERENCE
Total ownership equity	$ 163,340	$ 165,083	$ (1,743)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital (net of haircuts)	75,000	75,000	-0-
Less: Non-allowable assets:			
Commissions receivable	(8,133)	(8,133)	-0-
Fixed assets, net of accumulated depreciation	(11,450)	(11,450)	-0-
Investments	(49,910)	(49,910)	-0-
Deferred income taxes	(5,900)	(2,400)	(3,500)
Other	(15,036)	(16,644)	1,608
	147,911	151,546	(3,635)
Less: Excess deductible on fidelity bond	(4,000)	(4,000)	-0-
NET CAPITAL	$ 143,911	$ 147,546	$ (3,635)

The differences noted above are the result of audit adjustments.

See independent auditor's report on accompanying financial information

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5


PLAT
ROSCHKE
& WALL

Certified Public Accountants
A Professional Corporation
23622 Calabasas Rd, #107
Calabasas, CA 91302
Tel 818.222.0707
Fax 818.222.0727

Henri Plat (Retired)
Andrea L. Roschke, CPA
Kimberly A. Wall, CPA

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of The Weil Company d.b.a. Christopher Weil & Company, Inc. (the Company), for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the N.A.S.D., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plat, Roschke & Wall

October 16, 2003